United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Unilever N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	001-04547
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Weena 455, 3013 AL, Rotterdam, The Netherlands

(Address of principal executive offices)                  (Zip code)

T.E. Lovell, Group Secretary

Tel: +44(0)2078225252, Fax: +44(0)2078225464

Unilever House, 100 Victoria Embankment, London EC4Y 0DY UK

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 -Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This specialized disclosure report on Form SD is filed pursuant to these rules and available on our website at http://www.unilever.com/sustainable-living/what-matters-to-you/conflict-minerals.html.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”). Under these rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry to determine whether (a) any Conflict Minerals originate in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form S-D.

Description of Reasonable Country of Origin Inquiry

We manufacture or contract to manufacture a broad range of home care, personal care, refreshment and food products sold throughout the world in over 190 countries. In order to produce these products, we source raw materials from thousands of suppliers on a global basis supplying a manufacturing network in more than 100 countries. Based on the good faith, reasonable country of origin inquiry described below, we determined that we have no reason to believe that any Conflict Minerals in such products may have originated from the Covered Countries

We conducted an in-depth review of our portfolio of products to determine whether Conflict Minerals are present in such products and also whether such Conflict Minerals are necessary to the functionality or production of such products. For purposes of this review, we excluded the packaging and containers for our products in accordance with the guidance provided on May 30, 2013 by the staff of the Securities and Exchange Commission.

As the first step in our review, we examined the specifications for all products contained within our internal specification system, which maintains the specifications of substantially all products that we sell throughout the world. In an effort to address products that may not be included in our internal specifications systems, such as electronic devices and other appliances manufactured by third parties, which represent an insignificant portion of our revenues, we engaged with employees at the appropriate levels in our procurement and third party manufacturing functions to identify additional products that may contain conflict minerals. On an annual basis, we update our review to include changes to existing products and new products introduced for sale during the relevant calendar year.

As a result of our review of products sold during calendar year 2015, we determined that gold, tungsten and tin are present in certain of our products and necessary to the functionality or production of such products, as described below.

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Electronic Devices

Tin, Tungsten and Gold were identified as present in some components in certain electronic devices (i.e. water purifier systems, tea making equipment) sold by us. These devices contain tin (eg tin solder), tungsten or gold in some components (e.g. electronic components such as printed circuit boards, solenoid valves or other components). We provided our contract manufacturers and certain upstream suppliers with questionnaires to solicit input about the presence of Conflict Minerals in these components and the ultimate origin of these minerals. They confirmed that the components contain tin, tungsten or gold and provided information about the origin of these minerals. There is no indication from the responses received that the tin, tungsten or gold may have originated in the Covered Countries.

Personal Care Products

Gold was identified as a raw material that is purchased ultimately from a single supplier by us or third party contract manufacturers on our behalf to produce certain personal care products. The supplier confirmed that the gold originated from recycled or scrap sources and was sourced from a refiner certified by the Responsible Jewellery Council, which is a not-for-profit, standards setting and certification organization that has a well-recognized Chain-of-Custody Certification for precious metals.

Responsible Sourcing Policy

Unilever has adopted a Responsible Sourcing Policy that covers, among other things, the use of Conflict Minerals originating from the Covered Countries. The policy is available on our website at http://www.unilever.com/sustainable-living/the-sustainable-living-plan/enhancing-

livelihoods/fairness-in-the-workplace/advancing-human-rights-with-suppliers/implementing-our-approach.html.

We aim to not use conflict minerals from the Democratic Republic of the Congo and adjoining countries that have been mined in support of armed conflict in any products. Our suppliers may continue to source minerals from this region so long as they are sourced from mines or smelters that are verified as conflict-free. We are committed to conducting ongoing due diligence and setting clear expectations from our suppliers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Unilever N.V.
(Registrant)

/s/ Ritva Sotamaa
By: Ritva Sotamaa, Chief Legal Officer	May 31, 2016

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